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  USFS ACQUISITION CO. COMPLETES TENDER OFFER FOR U.S. FRANCHISE SYSTEMS, INC.

    CHICAGO and ATLANTA, Thursday, November 2, 2000 -- USFS Acquisition Co. (the "Purchaser"), a Delaware corporation controlled by Pritzker family business interests, and U. S. Franchise Systems, Inc. (Nasdaq: Ticker Symbol USFS) announced today that the Purchaser has successfully completed its tender offer for all of the outstanding shares of Class A and Class B common stock of USFS at $5.00 per share, net to the seller in cash.

    The tender offer expired at 12:00 midnight, New York City time, on Wednesday, November 1, 2000. As of the expiration of the tender offer, 14,882,008 USFS shares, including 929,864 shares subject to guaranteed delivery, which represent approximately 75% of the total issued and outstanding shares of USFS, were validly tendered and accepted for purchase. The shares purchased by the Purchaser in the tender offer, together with the USFS shares previously owned by Pritzker family business interests and USFS shares that Michael A. Leven, USFS' chairman and chief executive officer, and members of his family have agreed to transfer to the Purchaser after the consummation of the tender offer, represent approximately 90% of the total issued and outstanding USFS shares.

    It is expected that USFS will be merged into the Purchaser by the end of November 2000, with each share of USFS not owned by the Purchaser and not seeking appraisal rights being converted into the right to receive $5.00 in cash.